EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

November 18, 2018

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Class Action - Pelephone Communications Ltd.

On November 15, 2018, the Company received a notice from the subsidiary, Pelephone Communications Ltd. (“Pelephone”), regarding a claim together with a class action certification, filed against Pelephone in the Tel Aviv District Court.

The claim involves the allegation that Pelephone allegedly violated an obligation to compensate its customers for a large-scale malfunction that occurred on its network on September 11-12, 2018, and in a manner that prevented most of the customers from receiving any appropriate compensation.

The petitioner estimates the value of the damage caused to members of the class at NIS 200 million.

It should be noted that a claim together with a certification motion for approximately NIS 43 million is pending against Pelephone, with respect to a malfunction on September 2, 2018.

Pelephone is studying the details of the claims and the class action certification motions, and neither it and/nor the Company is able to evaluate their likelihood of success at the present stage.

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only